July 24, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Michael Fay

Al Pavot

Jordan Nimitz

Abby Adams

Re:	Pixie Dust Technologies, Inc.

Amendment No. 2

Registration Statement on Form F-1

Filed July 11, 2023 CIK 0001962845

Ladies and Gentlemen:

This letter is submitted on behalf of Pixie Dust Technologies, Inc., a foreign private issuer organized under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1, filed with the Commission on July 11, 2023 (the “Registration Statement”), as set forth in your letter dated July 19, 2023 addressed to Mr. Yoichi Ochiai, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing with the Commission Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 3.

Supplementally, the Company advises the Staff that the underwriters intend to commence roadshows immediately with a view to submitting acceleration requests later this week in accordance with Rule 461 under the Securities Act, seeking effectiveness no later than July 31, 2023. The Company notes for the Staff’s convenience that the audited financial statements in the Registration Statement will go “stale” following such date. Accordingly, the Company respectfully requests the Staff’s assistance in confirming at its earliest opportunity whether it has any further comments or questions at this time.

GREENBERG TRAURIG, LLP  ∎  ATTORNEYS AT LAW  ∎  WWW.GTLAW.COM

1840 Century Park East, Suite 1900  ∎  Los Angeles, California 90067-2121  ∎  Tel 310.586.7700  ∎  Fax 310.586.7800

U.S. Securities and Exchange Commission

July 24, 2023

Amendment No. 2 to Form F-1 filed July 11, 2023

Cover Page

1.

Please revise the cover page to clarify whether your offering is conditioned upon receiving approval to list your ADSs on the NASDAQ Capital Market. We note that Section 2.2 of your Underwriting Agreement appears to require such approval.

Response to Comment No. 1: We advise the Staff that, in response to the above comment, we have added the following language to the cover page of the prospectus, as well as on pages 11, 48 and 152:

“If we do not meet all of Nasdaq’s initial listing criteria and obtain approval for the listing, we will not complete this offering.”

2.	Please revise the cover page to disclose the stock appreciation rights offered to the underwriter, as noted in the fee table.

Response to Comment No. 2:

We advise the Staff that, in response to the above comment, we have added the following language to the cover page of the prospectus:

“We are also seeking to register the issuance of (i) warrants (which are stock acquisition rights under Japanese laws) to purchase up to 69,000 ADSs (the “Representative’s Warrants”) to the underwriters (assuming the exercise of the over-allotment option by the Underwriters in full) as well as (ii) 69,000 common shares underlying such ADSs issuable upon exercise by the underwriters of the Representative’s Warrants at an exercise price per ADS equal to 125% of the initial public offering price.”

3.	We note your disclosure that certain Cornerstone Investors have indicated an interest in purchasing up to an aggregate of approximately $8.1 million of the ADSs in this offering.

Please revise to also disclose the total number and percentage of ADSs that these Cornerstone Investors have indicated an interest in purchasing in the offering and tell us whether these indications of interest could result in a shareholder acquiring more than 5% of your shares. For illustrative purposes, please consider disclosing in the footnotes the percentage ownership of the stockholders after the offering if they were to purchase the maximum number of shares each stockholder has indicated an interest in purchasing. Please also consider including risk factor disclosure related to how the purchase of these interests could impact shareholders.

U.S. Securities and Exchange Commission

July 24, 2023

Response to Comment No. 3:

We advise the Staff that, in response to the above comment, we have added the following language to the cover page of the prospectus, with conforming language on pages 11 and 151-152:

“If each of the Cornerstone Investors purchases the maximum amount they have indicated an interest in purchasing, and assuming an initial public offering price of $9.50 per ADS (which is the midpoint of the price range set forth herein), the Cornerstone Investors are expected to purchase an aggregate of 852,632 ADSs, which constitutes approximately 42.6% of the 2,000,000 ADSs offered in this offering. Based on the maximum amounts the Cornerstone Investors have indicated an interest in purchasing, none of them is expected, individually, to beneficially own more than 5% of our outstanding common shares following this offering, including JENESIS Co., Ltd. and its affiliate JNS Holdings Inc., taken together.”

We advise the Staff that we do not consider it is necessary to disclose the individual percentage ownership of each Cornerstone Investor after the offering if they were to purchase the maximum number of shares they have indicated an interest in purchasing, given that none of them is expected to beneficially own more than 5% of the Company’s outstanding common shares following this offering.

We further advise the Staff that we do not consider it is necessary to add a risk factor related to how the purchase of these interests could impact shareholders, as suggested by the Staff’s comment. We note that there are no affiliated relationships between any of the Cornerstone Investors and the Company’s directors, officers, or 5% shareholders. Further, none of the Cornerstone Investors is expected to beneficially own more than 5% of the Company’s outstanding common shares following this offering if they were to purchase the maximum number of ADSs they have indicated an interest in purchasing. Therefore, the participation of the Cornerstone Investors is not expected to reduce our public float. In addition, any dilution effect that may be caused to the Company’s existing shareholders by the purchase of these interests will be part of the total dilution effect of this offering, which has been discussed in the Dilution section of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the six months ended October 31, 2021 and 2022

Nature of Goods and Services, page 76

4.

We note your response to comment 2, and reissue the comment to the extent you continue to generate any revenue from magickiri-related services. Please revise the disclosure that you “no longer invest in” these services to provide more specific information. For example, if you have ended any revenue generating activity with respect to these services, revise this section to clarify when that occurred, whether you have any outstanding contracts being fulfilled, and whether you intend to renew any contracts or pursue any extensions. In addition, revise the disclosure at the top of page 2, page 65 and elsewhere in the document, regarding your hackke and KOTOWARI technologies, which you state you are continuing to develop, to clarify this disclosure in light of the disclosure in the business section on page 98, where you state that you “do not have any specific timeline for further commercialization of this technology, if at all.”

Response to Comment No. 4:

The Company respectfully advises the Staff that the Company no longer generates any revenue from magickiri-related services in light of the fact that the service was intended for the COVID-19 pandemic. The Company only had one contract with a customer for magickiri that was terminated in March 2023. There are no outstanding contracts to be renewed or extended. The Company has revised the disclosure on page 71 of Amendment No. 3 (together with conforming changes on pages 67 and 77) to clarify this as follows:

“Beginning in April 2023, there were no more outstanding contracts for magickiri, and we no longer generate revenue from this service.”

U.S. Securities and Exchange Commission

July 24, 2023

As to the second part of the Staff’s comment regarding hackke and KOTOWARI, the Company advises the Staff that the requested conforming disclosure was previously included in Amendment No. 2 on pages 2 and 66, and elsewhere in the Registration Statement. For the Staff’s convenience, we highlight below the relevant conforming disclosure:

Page 2, carryover paragraph, last sentence: “Additionally, we are continuing our development of hackke, a location positioning technology, and KOTOWARI, a technology providing spatial analysis data; however, we currently do not have any specific timeline for commercializing these products.”

Page 66, penultimate paragraph, last sentence: “Additionally, we are continuing our development of hackke, a location positioning technology, and KOTOWARI, a technology providing spatial analysis data; however, we currently do not have any specific timeline for commercializing these products.”

Comparable language was also contained in Amendment No. 2 as follows:

Page 20, carryover paragraph, last sentence: “We also have other product candidates such as hackke, a location positioning technology, and KOTOWARI, a technology providing spatial analysis data, which are currently undergoing trial implementation. We do not have a specific timeline for commercializing these candidates at this time.”

Page 81, fourth paragraph, last sentence: “Additionally, we are continuing our development of hackke, a location positioning technology, and KOTOWARI, a technology providing spatial analysis data; however, we currently do not have any specific timeline for commercializing these products.”

Page 98, “hackke,” last paragraph, last sentence: “We do not have any specific timeline for further commercialization of this technology, if any.”

Page 98, “KOTOWARI,” last paragraph, last sentence: “We do not have any specific timeline for further commercialization of this technology, if at all.”

Business

kikippa, page 86

5.

We reissue comments 4, 5 and 6, as well as comments 5 and 6 from our May 22, 2023, letter. The revisions did not provide sufficient support for the highlighted statements. Further, as kikippa “functions as a desk top speaker” and you are not marketing kikippa as a medical device, it is unclear on what basis you determine it is appropriate to continue to address brain waive activity and gamma waive modulation, synchronization of brainwaves, or discuss that “listening to sound pulses corresponding to gamma waves in the brain . . . may improve cognitive function,” as described on page 86. Please revise the document in accord with these comments.

Response to Comment No. 5:

The Company acknowledges the Staff’s comment and has made substantial revisions to the disclosure of its kikippa product on pages 87 and 88 to address the Staff’s continuing disclosure concerns regarding this product.

U.S. Securities and Exchange Commission

July 24, 2023

VUEVO, page 90

6.

We note the revised disclosure of the working prototype of the VUEVO glasses in response to comment 7. We also note the revised disclosure on page 56 that approximately 7% of the proceeds from the offering will be used for “developing a mass production prototype model for VUEVO glasses.” Revise an appropriate section of your registration statement to address the current functioning prototype and how it differs from a mass production prototype and the process necessary to develop a mass production prototype.

Response to Comment No. 6:

The Company acknowledges the Staff’s comment and appreciates the potential inconsistency resulting from reference to a “mass production” prototype. The Company has, accordingly, deleted the reference on page 57 to “mass production” and advises the Staff that it has clarified the disclosure in the paragraph immediately preceding the picture on page 90 with respect to the development of further prototypes as follows:

“To ensure VUEVO glasses will be accepted by a wide market, we believe that we need to continue to enhance our current working prototype depicted below and intend to develop further prototypes in collaboration with organizations for the hearing impaired in Japan to enhance our product’s functions, with the goal of making VUEVO glasses a highly desirable user aid for its users.”

Intellectual Property, page 99

7.

We reissue comment 9. Revise the introductory paragraph to describe your patents in terms of patent applications filed, pending patents and granted patents, and revise the table accordingly. Address industrial design separately and clarify the distinction between registering an industrial design and obtaining a patent. To the extent you include items for which you have sought industrial design registration in the table, revise to list them separately and describe them accordingly. Clarify what, if any, protections are offered by registering your intellectual property with the WTO. It appears that registration does not provide any protections; therefore, these registrations should be removed from the table. Finally, certain intellectual property has been listed as both “in process” and with an expiration date. Revise to clarify.

Response to Comment No. 7:

The Company has revised the introductory paragraph to the patent table on page 99 and related table in accordance with the Staff’s comment and has provided additional explanations and clarifications as requested.

U.S. Securities and Exchange Commission

July 24, 2023

With respect to the Staff’s comment regarding WTO registrations, we assume the Staff is referring to the WIPO references in the patent table. We have removed these references in response to the Staff’s comment.

We note that in the Staff’s June 23, 2023 comment letter, at Comment 9, the Staff requested us “to provide the expiration date for all your pending patent applications.” We have clarified by use of the following footnote that the expiration dates listed for patent applications and pending patents assumes that the patents are granted:

“* Expiration Date if application is granted.”

Exhibits

8.

Please file a revised legal opinion to provide counsel’s opinion that the Representative’s Warrants will be binding obligations of the company. Please have counsel revise the penultimate paragraph of the legal opinion to affirmatively state that counsel is providing its opinion. For guidance, refer to Sections II.B.1.c and f. of Staff Legal Bulletin No. 19.

Response to Comment No. 8:

The Company acknowledges the Staff’s the guidance, which is duly noted, and has revised the legal opinion in response to the Staff’s comment. The revised opinion has refiled such opinion as Exhibit 5.1 accordingly.

We thank the Staff for its review and consideration of the Company’s Amendment No. 3 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission

Yoichi Ochiai, Chief Executive Officer, Pixie Dust Technologies, Inc.

Yoshiyuki Sekine, Chief Financial Officer, Pixie Dust Technologies, Inc.

Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices